Exhibit 99.1
RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Condensed Consolidated Financial
Statements

As of September 30 2011

RRsat Global Communications Network Ltd
and its Subsidiaries

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Balance Sheets

In thousands except share data

	September 30	December 31
	2011	2010
Current assets
Cash and cash equivalents	$9,259	$13,091
Marketable securities	19,438	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $6,793 and $5,641 as of September 30, 2011 and December 31, 2010 , respectively)	20,751	19,860
Other	412	1,312
Fair value of embedded currency conversion derivatives	323	893
Deferred taxes	2,320	1,657
Prepaid expenses	2,328	2,145

Total current assets	54,831	61,474

Fair value of embedded currency conversion derivatives	715	1,185

Deposits and long-term receivables	2,020	2,201

Long term prepaid expenses	7,660	7,709

Deferred taxes	23	501

Assets held for employee severance payments	1,790	2,015

Fixed assets, at cost, less accumulated
depreciation and amortization	45,415	40,779

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	658	897

Total assets	$116,846	$120,495

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Balance Sheets (Cont'd)

In thousands except share data

	September 30	December 31
	2011	2010
Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$11,143	$13,194
Other	2,685	2,455
Fair value of embedded currency
conversion derivatives	1,094	349
Related parties	26	55
Deferred income	6,369	8,456

Total current liabilities	21,317	24,509

Long - term liabilities
Deferred income	8,131	7,619
Fair value of embedded currency conversion derivatives	1,346	772
Liability in respect of employee severance payments	1,842	2,058
Deferred taxes	1,224	1,125

Total long - term liabilities	12,543	11,574

Total liabilities	33,860	36,083

Shareholders' equity
Share capital:

Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of September 30, 2011 and December 31, 2010; 17,346,561 shares issued and fully paid as of September 30, 2011 and December 31, 2010)	40	40
Additional paid in capital	52,966	52,893
Retained earnings	30,161	31,555
Accumulated other comprehensive loss	(181)	(76)

Total shareholders’ equity	82,986	84,412

Total liabilities and shareholders’ equity	$116,846	$120,495

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2011	2010	2011	2010	2010

Revenues	$84,094	$76,187	$28,646	$24,673	$102,027

Cost of revenues	64,964	55,593	22,272	18,827	75,962

Gross profit	19,130	20,594	6,374	5,846	26,065

Operating expenses

Sales and marketing	5,332	4,760	1,878	1,631	6,380

General and administrative	7,463	6,480	2,658	2,380	9,194

Total operating expenses	12,795	11,240	4,536	4,011	15,574

Operating income	6,335	9,354	1,838	1,835	10,491

Interest and marketable
securities income	319	434	97	180	681

Currency fluctuation and other financing income (expenses) net	(367)	(941)	(649)	404	(1,268)

Changes in fair value of embedded currency conversion derivatives	(2,359)	802	(1,168)	(2,025)	1,254
Other expenses, net	(6)	-	(6)	-	-

Income before taxes on income	3,922	9,649	112	394	11,158

Income taxes	(1,153)	(2,296)	(292)	255	(2,448)

Net income (loss)	$2,769	$7,353	$(180)	$649	$8,710

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Statements of Operations (cont’d)

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2011	2010	2011	2010	2010
Income (loss) per ordinary share

Basic income (loss) per ordinary share	0.16	0.42	(0.01)	0.04	0.50

Diluted income (loss) per ordinary share	0.16	0.42	(0.01)	0.04	0.50

Weighted average number of ordinary share used to compute basic income per ordinary share	17,346,561	17,326,716	17,346,561	17,326,716	17,330,024

Weighted average number of Ordinary share used to compute diluted income per ordinary share	17,346,561	17,400,793	17,346,561	17,370,905	17,380,677
The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data
					Accumulated
	Ordinary shares		Additional		other
			paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	income (loss)	Total

Nine months ended September 30, 2011

Balance as at January 1, 2011	17,346,561	$40	$52,893	$31,555	$(76)	$84,412
Stock-based compensation	-	-	73	-	-	73
Dividend paid $0.15 per share	-	-	-	(2,602)	-	(2,602)
Dividend paid $0.09 per share	-	-	-	(1,561)	-	(1,561)
Comprehensive - income:
Other comprehensive income -unrealized change in investment securities, net of tax effect of $31	-	-	-	-	(106)	(106)
Other comprehensive income -reclassification adjustments for gains of marketable securities, net of tax effect of *, reclassified into income	-	-	-	-	1	1
Net income	-	-	-	2,769	-	2,769
Total comprehensive income (loss)	-	-	-	2,769	(105)	2,664
Balance as at September 30, 2011	17,346,561	$40	$52,966	$30,161	$(181)	$82,986

Nine months ended September 30, 2010

Balance as at January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943
Stock-based compensation	-	-	321	-	-	321
Dividend paid $0.23 per share	-	-	-	(3,963)	-	(3,963)
Dividend paid $0.15 per share	-	-	-	(2,599)	-	(2,599)
Comprehensive - income:
Other comprehensive income -unrealized change in investment securities, net of tax effect of $26	-	-	-	-	76	76

Other comprehensive income -reclassification adjustments for gains of marketable securities, net of tax effect of $7, reclassified into income	-	-	-	-	22	22
Net income	-	-	-	7,353	-	7,353
Total comprehensive income	-	-	-	7,353	98	7,451
Balance as at September 30, 2010	17,326,716	$40	$52,842	$30,198	$73	$83,153
* Less than 1$

The accompanying notes are an integral part of these consolidated interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data
					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	income (loss)	Total

Three months ended September 30, 2011

Balance as at July 1, 2011	17,346,561	$40	$52,921	$31,902	$54	$84,917
Stock-based compensation	-	-	45	-	-	45
Dividend paid $0.09 per share	-	-	-	(1,561)	-	(1,561)
Comprehensive - income:
Other comprehensive income -unrealized change in investment securities, net of tax effect of $68	-	-	-	-	(228)	(228)

Other comprehensive loss -reclassification adjustments for losses of marketable securities, net of tax effect of $2, reclassified into income	-	-	-	-	(7)	(7)
Net loss	-	-	-	(180)	-	(180)
Total comprehensive
loss	-	-	-	(180)	(235)	(415)
Balance as at September 30, 2011	17,346,561	$40	$52,966	$30,161	$(181)	$82,986

Three months ended September 30, 2010

Balance as at July 1, 2010	17,326,716	$40	$52,735	$32,148	$4	$84,927
Stock-based compensation	-	-	107	-	-	107
Dividend paid $0.15 per share	-	-	-	(2,599)	-	(2,599)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $30	-	-	-	-	89	89
Other comprehensive
income -reclassification
adjustments for gains
of marketable securities,
net of tax effect of $5,
reclassified into income	-	-	-	-	(20)	(20)
Net income	-	-	-	649	-	649
Total comprehensive
income	-	-	-	649	69	718
Balance as at
September 30, 2010	17,326,716	$40	$52,842	$30,198	$73	$83,153

The accompanying notes are an integral part of these consolidated interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Statements of Changes in Shareholders’ Equity and Comprehensive Income (Cont'd)

In thousands except share data

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total
Balance as of
January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943

Changes during 2010

Vesting of RSU's	19,845	* -	-	-	-	* -
Stock based
compensation	-	-	372	-	-	372
Dividend paid
$0.23 per share	-	-	-	(3,963)	-	(3,963)
Dividend paid
$0.15 per share	-	-	-	(2,599)	-	(2,599)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of deferred tax
expense of $24	-	-	-	-	(75)	(75)
Other comprehensive
income -reclassification
adjustments for gains
of marketable securities,
net of tax effect of $8,
reclassified into income	-	-	-	-	24	24
Net income	-	-	-	8,710	-	8,710
Total comprehensive
income	-	-	-	8,710	(51)	8,659
Balance as of
December 31, 2010	17,346,561	$40	$52,893	$31,555	$(76)	$84,412

* Less than 1$
The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended		Year ended
	Sep 30	Sep 30	Sep 30	Sep 30	December 31
	2011	2010	2011	2010	2010

Cash flows from operating activities
Net income (loss)	$2,769	$7,353	$(180)	$649	$8,710
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	6,089	4,713	2,102	1,650	6,454
Provision for losses in accounts receivable	1,152	1,125	51	884	1,157
Deferred taxes	(55)	(177)	(176)	(664)	107
Discount accretion and premium amortization
of held- to- maturity securities, net	-	(15)	-	3	(15)
Discount accretion and premium amortization
of available- for- sale securities, net	(338)	(310)	(115)	(130)	(422)
Changes in liability for employee severance payments, net	9	98	48	(6)	8
Stock- based compensation	73	321	45	107	372
Changes in fair value of embedded currency conversion derivatives	2,359	(802)	1,168	2,025	(1,254)
Loss (profit) from trading securities, net	138	(91)	157	(130)	(164)
Capital loss on sale of fixed assets, net	6	-	6	-	-

Changes in assets and liabilities:

Increase in account receivable - trade	(2,043)	(4,997)	(787)	(3,451)	(4,252)
Decrease (increase) in related parties, net	(29)	(5)	(59)	(12)	51
Decrease (increase) in account receivable - other	900	(68)	171	76	(753)
Decrease (increase) in prepaid expenses	(183)	549	91	(138)	(161)
Decrease (increase) in deposits
and long-term receivables	181	(654)	(37)	(141)	(1,171)
Increase (decrease) in account payables	587	(1,354)	(1,069)	(1,124)	(334)
Increase (decrease) in deferred income	(1,575)	(509)	685	1,417	1,018

Net cash provided by operating activities	$10,040	$5,177	$2,101	$1,015	$9,351

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Statements of Cash Flows (Cont'd)

In thousands
	Nine months ended		Three months ended		Year ended
	Sep 30	Sep 30	Sep 30	Sep 30	December 31
	2011	2010	2011	2010	2010

Cash flows from investing activities
Investment in fixed assets	$(12,853)	$(10,426)	$(2,083)	$(3,261)	$(15,265)
Investment in long term prepaid expenses	(22)	-	(9)	-	-
Proceeds from short term deposits	-	5,900	-	3,980	9,900
Investments in securities available- for- sale	(4,781)	(4,126)	(641)	(3,603)	(10,298)
Increase in trading securities, net	(21)	(21)	(20)	4	(37)
Proceeds from securities available- for- sale	7,944	5,120	2,105	2,317	10,281
Proceeds from securities held to maturity	-	780	-	752	780
Proceeds from sale of fixed assets	24	-	24	-	-

Net cash provided by (used in) investing activities	$(9,709)	$(2,773)	$(624)	$189	$(4,639)

Cash flows from financing activities
Dividend paid	$(4,163)	$(6,562)	$(1,561)	$(2,599)	$(6,562)
Net cash used in financing activities	$(4,163)	$(6,562)	$(1,561)	$(2,599)	$(6,562)

Decrease in cash and cash equivalents	$(3,832)	$(4,158)	$(84)	$(1,395)	$(1,850)

Balance of cash and cash equivalents at beginning of period	13,091	14,941	9,343	12,178	14,941

Balance of cash and cash equivalents at end of period	$9,259	$10,783	$9,259	$10,783	$13,091

A. Non-cash transactions

Investment in fixed assets	$724	$1,932	$724	$1,770	$3,132

B. Supplementary cash flow information

Income taxes paid	$1,104	$2,636	$402	$941	$3,027

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 1 - Organization and Basis of Presentation

A.	Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and provides global, end-to-end, content distribution and management services to television and radio broadcasting  industries through satellite, terrestrial fiber optic and Internet, and mobile communications through satellites.

B.	Basis of presentation and adoption of new accounting standards

The interim consolidated financial statements as of September 30, 2011, and for the nine-month and three month periods then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2010 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C.	Recently issued accounting standards

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220)- Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Instead, ASU 2011-05 requires entities to report all non-owner changes in stockholders’ equity in either a single continuous statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income, or when an item must be reclassified to net income. ASU 2011-05 requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Other than the presentational changes that will be required by ASU 2011-05, the adoption of ASU 2011-05 is not expected to have any impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820)- Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amends certain fair value principles to improve comparability between GAAP and International Financial Reporting Standards regarding fair value measurements and disclosures. In addition, ASU 2011-04 requires entities to disclose, among others: (1) quantitative information about the significant unobservable inputs used for Level 3 measurements; (2) qualitative information regarding the sensitivity of Level 3 measurements to changes in related unobservable inputs and (3) the amounts of any transfers between Levels 1 and 2 of the fair value hierarchy and the reasons for those transfers. ASU 2011-04 will become effective during interim and annual periods beginning after December 15, 2011. We are currently assessing what impact adoption of ASU 2011-04 may have on our consolidated financial statements.

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 1 - Organization and Basis of Presentation (cont'd)

In September 2011, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-08, Testing Goodwill for Impairment (Accounting Standards Codification (ASC) Topic 350). Under the amendments in this ASU, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this ASU, an entity has also the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of whether a Restructuring is a Troubled Debt Restructuring, to clarify the guidance for accounting for troubled debt restructurings (TDRs). The ASU clarifies the guidance on a creditor‘s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties, such as:

• Creditors cannot assume that debt extensions at or above a borrower‘s original contractual rate do not constitute troubled debt restructurings.

• If a borrower doesn‘t have access to funds at a market rate for debt with characteristics similar to the restructured debt, that may indicate that the creditor has granted a concession.

• A borrower that is not currently in default may still be considered to be experiencing financial difficulty when payment default is considered ―probable in the foreseeable future.

• A borrower that is not currently in default may still be considered to be experiencing financial difficulty when payment default is considered ―probable in the foreseeable future.

The guidance is effective for the Company‘s third quarter 2011 and is applied retrospectively to restructurings occurring on or after January 1, 2011.

The impact of the adopting the ASU is expected to be immaterial.

D.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, share-based compensation; income tax uncertainties and other contingencies.

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 1 - Organization and Basis of Presentation (cont'd)

E.	Reclassification

The Company reclassified a portion of the “fair value of embedded currency conversion derivatives" presented on the balance sheet as of December 31, 2010 from short term to long term in order to be consistent with current period presentation, so that the sum of $1,185 and $772 were reclassified from short term "Fair value of embedded currency conversion derivatives" to long term "Fair value of embedded currency conversion derivatives "in the assets and liabilities, respectively, for the year ended December 31, 2010.

Note 2 - Segments Results

The Companys' segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting industries (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment:

Nine months ended September 30, 2011:
	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$6,208	$77,886	$84,094

Gross profit	$132	$18,998	$19,130

Sales and marketing			5,332
General and administrative			7,463

Operating income			$6,335

Financial expenses, net			(2,407)

Other expenses, net			(6)

Income before taxes on income			$3,922

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 2 - Segments Results (cont'd)

Nine months ended September 30, 2010:
	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$5,147	$71,040	$76,187

Gross profit	$234	$20,360	$20,594

Sales and marketing			4,760
General and administrative			6,480

Operating income			$9,354

Financial income, net			295

Income before taxes on income			$9,649

Three months ended September 30, 2011:
	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,143	$26,503	$28,646

Gross profit	$9	$6,365	$6,374

Sales and marketing			1,878
General and administrative			2,658

Operating income			$1,838

Financial expenses, net			(1,720)

Other expenses, net			(6)

Income before taxes on income			$112

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 2 - Segments Results (cont'd)

Three months ended September 30, 2010:
	Mobile Satellite Services	Content management and distribution services	Total

Revenues	$1,822	$22,851	$24,673

Gross profit	$87	$5,759	$5,846

Sales and marketing			1,631
General and administrative			2,380

Operating income			$1,835

Financial expenses, net			(1,441)

Income before taxes on income			$394

Year ended December 31, 2010:
	Mobile Satellite Services	Content management and distribution services	Total

Total revenue	$6,996	$95,031	$102,027

Gross profit	$390	$25,675	$26,065

Sales and marketing			6,380
General and administrative			9,194

Operating income			$10,491

Financial income, net			667

Income before taxes on income			$11,158

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 2 - Segments Results (cont'd)

Revenues by geographic areas:

	Nine months ended		Three months ended		Year ended
	September 30	September 30	September 30	September 30	December 31
	2011	2010	2011	2010	2010

North America	$23,490	$17,809	$7,838	$6,175	$24,464
Europe	36,090	33,727	$12,263	10,166	45,476
Asia	6,989	7,296	$2,588	2,178	9,278
Israel	7,355	5,481	$2,284	1,765	7,329
Middle East (other than Israel)	8,867	10,650	$3,164	3,933	13,930
Rest of the world	1,303	1,224	$509	456	1,550

	$84,094	$76,187	$28,646	$24,673	$102,027

Note 3 - Fair Value of Financial Instruments

The Companys' financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables, trade and other payables and embedded currency conversion derivatives. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

* Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

* Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands
Note 3 - Fair Value of Financial Instruments (cont'd)

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions.

As of September 30, 2011, the Company held approximately $3,130 of U.S government or government agency marketable securities ($2,357 are classified as available for sale,and $773 as trading) and approximately $16,147 of marketable corporate debt securities ($15,602 are calssified as available for sale and $545 as trading). The Company held approximately $161 of  stocks and mutual funds classified as trading.

Assets and liabilities measured at fair value at September 30, 2011 are summarized below:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$1,479	$-	$-
	Available-for-sale securities:		-	-
	Corporate debentures	15,602
	US government or government
	Agencies' debentures	2,357	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	1,038	-
	Total at September 30, 2011	$19,438	$1,038	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives at September 30,2011	$-	$2,440	$-

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

Assets and liabilities measured at fair value at December 31, 2010, are summarized below:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$1,593	$-	$-
	Available-for-sale securities:
	Corporate debentures	18,088	-	-
	US government or government
	agency debentures	2,835	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	2,078	-
	Total	$22,516	$2,078	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives	$-	$1,121	$-

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At September 30, 2011	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(324)	$10,656	$(324)	$10,656
US Agencies' debentures	(7)	1,077	(7)	1,077
Total at September 30, 2011	$(331)	$11,733	$(331)	$11,733

At December 31, 2010	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(161)	$9,619	$(161)	$9,619
US Agencie's debentures	(12)	776	(12)	776
Total at December 31, 2010	$(173)	$10,395	$(173)	$10,395

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

Note 4 - Stock-Based Compensation

On June 28, 2011, the Company granted Dr. Shlomo Shamir, the Company's Chairman of the Board of Directors, options to purchase 260,198 Ordinary Shares of the Company, with an exercise price of $6.87 per share.

Following is the vesting schedule for the above options:

• Tranche one: 86,733 Options (33.33%) vest after two years on June 28, 2013 only if the average closing price of the Shares on December 2012 on the NASDAQ equals or exceeds $12.50.

• Tranche two: 86,733 Options (33.33%), together with any unvested portion of the first tranche, vest after three years on June 28, 2014 only if the average closing price of the Shares on December 2013 on the NASDAQ equals or exceeds $14.41.

• Tranche 3: 86,732 Options (33.33%) together with any unvested portion of the first and second tranche, vest after four years on June 28, 2015 only if the average closing price of the Shares on December 2014 on the NASDAQ equals or exceeds $18.45.

Due to the nature of the vesting schedule the fair value of each option granted was on the date of grant using a Monte-Carlo simulation, assuming a dividend yield of 3.4% , and using the following assumptions:

(1)    Risk-Free rates, for the options granted, as both the exercise price and the share price are in U.S. Dollar terms, the annual risk free rates are the appropriate yield rates of non-index linked U.S. Federal Reserve treasury bonds for the expected term. The 4-year risk free interest rate was used to value the option. The rate equals to 1.19%.

(2) It is assumed that the chairman will retain his position until the maturity date of the options granted. Accordingly, the assumed forfeiture rate for the options is 0%.

(3) The volatility determination was based on the four- year historical stock price of the Company which is traded on the NASDAQ National Market and equals 49.93%.

As of September 30, 2011, out of $459 unrecognized compensation cost as of grant date,  there was approximately $417 of unrecognized compensation cost related to non-vested options to be recognized over a period of 3.75 years under a graded vested method.

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

Note 5 - Events in the Reported Period

A.
On June 13, 2011 The Tel Aviv District Court ordered to dismiss the claim filed  by Screenpeaks Ltd. ("Screenpeaks"), a former Israeli customer, filed on May 22, 2008 against the Company and the Israeli Ministry of Communications ("MOC") in the Tel Aviv District Court. The dismissed claim  alleged that the Company unlawfully terminated services to the Screenpeaks pursuant to the instructions of the MOC. The plaintiff sought  damages from the Company and the MOC in the amount of NIS 23,000 not including VAT  (approximately $6,481 not including VAT ). Furthermore on April 13, 2011 a partial judgment was given by the Court rejecting Screenpeaks’ claims against the MOC thus also rejecting the third party notice filed by the MOC against the Company. On June 13, 2011, the claim was dismissed by the court due to Screenpeaks' request to withdraw its original claim.

B.
The construction and operation of the Re'em teleport site and the Emek Ha'ela teleport site require building permits from local and regional zoning authorities, which are granted for limited periods and are subject to renewal from time to time. The building permit for the Company's Re'em teleport site expired on October 20, 2009.  The Company applied to extend the permit for an additional 3-year term but the request was denied on January 6, 2011. On March 20, 2011 the Company appealed the decision to the District Building and Zoning Appeals Committee.

On April 27, 2011 an appeal hearing was held in front of the District Building and Zoning Appeals Committee which agreed to extend the relevant permits until April 1, 2012 subject to certain terms. Any further extension will also be subject to the Company filing a detailed plan for the Galon teleport site.

In addition on November 14, 2010, the Company received an indictment filed by the Shikmim Regional Building and Zoning Committee with the Ashkelon Magistrate Court in Israel for allegedly using, building and erecting structures and antennas at the Re'em Teleport, without proper permits. The hearing regarding the indictment which was scheduled for November 2, 2011 was postponed and is now scheduled for December 21, 2011. In the opinion of the Company's legal advisers, the minimum fine which will be imposed on the company, should it be convicted, will be NIS 10 thousand (approximately $2.8 thousand). However, according to the law the court has discretion to impose higher fines.

C.
On June 28, 2011, the Company's Shareholders approved an amendment to the term of the Management Services Agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd., extending the term of the Management Services Agreement for a period ending on June 28, 2014.

D.
On  June 28, 2011, the Company's Shareholders approved an amendment to the Company's 2006 Israel Equity Incentive Plan (the "Plan") according to which the maximum aggregate number of Ordinary Shares which may be issued under the Plan was increased to 961,397 and the term of the Plan was extended until December 31, 2020.

E.
On May 15, 2011, the Company's Board of Directors appointed Dr. Shlomo Shamir as Chairman of the Board of Directors of the Company, replacing Mr. Gilad Ramot who resigned from the position. On June 28, 2011, the Company granted Dr. Shamir options to purchase 260,198 Ordinary Shares of the Company, with an exercise price of $6.87 per share, and entered into a services agreement with a services company controlled by Dr. Shamir relating to his compensation for his service as Chairman of the Company's Board of Directors.

F.
On August 7, 2011, the Company's Board of Directors declared a cash dividend in the amount of $0.09 per ordinary share, and in the aggregate amount of approximately $1.6 million. The dividend was paid on September 7, 2011 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 24, 2011.

RRsat Global Communications Network Ltd
and its Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

Note 6 - Subsequent events

On October 30, 2011 the Government of Israel approved the tax recommendations of the committee for socio-economic change headed by Prof. Manuel Trajtenberg. Legislative processes have to be completed for these Government approved changes in the tax rates to become effective.  As at the date of approval of the financial statements and as at September 30, 2011, the required legislative processes have not yet been completed. Therefore, the changes in the tax rates that were approved in the aforesaid Government decision do not have an effect on the measurement of deferred tax assets and deferred tax liabilities in the financial statements as at September 30, 2011, since their legislation had not yet been substantively enacted as at that date.

If the legislation of the new tax rates had been substantively enacted by September 30, 2011, the effect of the change on the financial statements as at September 30, 2011 would have been reflected in an decrease in deferred tax balances in the amount of USD 177 thousand . The adjustment of the deferred tax balances would have been recognized against deferred tax expenses in the amount of USD 181 thousand and against increase in equity in the amount of USD 4 thousand.